Exhibit 99.3
Performance of Wipro Limited for Quarter ended June 30, 2008
July 18, 2008
Suresh C Senapaty
Executive Director & Chief Financial Officer

Financial Summary of quarter ended June 30, 2008 (Indian GAAP) – Wipro Limited Consolidated
Wipro Limited (Consolidated) Revenue Growth Growth Particulars Rs. Crores QoQ YoY
Revenue 5,967 5% 43% Profits Before Interest & Tax 1,022 3% 40% Profits After Tax 908 3% 25% Key Segmental Results Revenue Growth PBIT Growth Segment Rs Crores YoY Rs Crores ; YoY IT Services 4,405 39% 919 37% IT Products. 746 44% 25 7% Consumer Care & Lighting 513 119% 61 100%

Highlights for the quarter – IT Services
· Revenues at $1067M (YoY growth of 37%), ahead of guidance of $1060 M for the quarter. IT revenues cross Rs. 5000 cr.
· IT Services added 31 new clients in the quarter
· Realizations up by 3.5% YoY and 3% QoQ; Revenues from Fixed price projects increased by about 140 bps sequentially to 30.6%.
· Gross Utilization in IT services improved by 50 bps QoQ; BPO gross utilization improved 640 bps YoY.
· IT Services margins flat in spite of grant of Restricted Stock Units through improvements in operational parameters
· India & Middle East services with 44% revenue growth YoY
· Total employee strength in IT Services at 95,675 employees.

Revenue Dynamics-IT Services
Vertical distribution ( Q1 FY09) Geographical distribution ( Q1 FY09)
· Verticals:
Financial Services delivered 5.5% seq growth and 47% YoY Retail & Transportation grew of 8% seq growth and 36% YoY
Energy & Utilities grew 30% YoY Technology, Media and Telecom grew 27% YoY
· Differentiated Services: Testing grew 41% YoY, BPO grew 44% YoY Technology Infrastructure Services grew 76% YoY
· Geography: U.S grew 4.1% QoQ and 36% YoY while Europe grew 30% YoY

Customer Dynamics – IT Services
· Added 31 new clients, out of which 4 are from Fortune 1000/ Global 500 corporations.
· 14 clients with >$50Mn run rate (11 in Q4) and 404 customers with > $1 Mn Revenue run-rate (362 in Q4).
· 2 accounts with revenue run-rate of USD 100Mn; Won three large deals (value between $50-$100M) during the quarter.
· Announced 7 multiyear multimillion dollar deals: o A 7-year Multi million dollar engagement with a Worldwide leader in the manufacture of high-quality electronic products, for providing end to end management of its IT Infrastructure. o Key strategic partner of a Global Apparel & Footwear manufacturer for development of robust sales systems o An engagement with a global integrated Steel major as the system integration partner for transforming its core manufacturing execution business solution. o Designing and deploying a solution to enable supply chain visibility for a large automotive Original Equipment Manufacturer (OEM).

Customer Dynamics – IT Services
· A 5-year multi-million dollar with one of the leading Mail & Express company in Europe for SAP rollout and support.
· Assisting a Large European Energy Equipment Manufacturer in their next generation application management initiative- to provide the customer with real-time information on the performance and health of the IT application platform and improve the overall operational efficiency.
· Global Support for SAP applications for a Leading Alcoholic Beverages company deploying the Flexible Delivery Model.
Awards and Recognition:
· SAP Pinnacle Award for thought leadership around enterprise SOA.
· Top Network Integrator award for the fourth consecutive year by Voice and Data
· Partner of the year award from IBM and the Fastest growing Solution Partner award for Asia Pacific from Packeteer.
· Recognized by Emerson Rosemount as top IT partner for Continuous Improvement in the areas of Quality, Speed, Flexibility, Service, Technology, and Cost

Other Highlights
Wipro Consumer Care and Lighting (WCCL)
· For the quarter, Wipro Consumer Care and Lighting (including Unza) recorded Revenues of Rs. 5.13 billion, a growth of 119% YoY and PBIT of Rs. 609 million, a growth of 100% YoY.
· Our domestic business continued its robust revenue growth at 32% YoY, our 10th consecutive quarter of 25%+ YoY growth.
· Unza continued to see good underlying value growth in Malaysia, Middle East, Indochina and Indonesia.
Wipro Infrastructure Engineering (WIN)
· Globally No 2 in Hydraulic Cylinder Business.
· Continue to Maintain market share across segments.
· Expanded margins by 16% YoY and 12% YoY growth in revenues.
· Investments to capture market opportunities in Europe and other geographies.

Summary
· Satisfying results considering the underlying uncertainties in the global economy.
· Differentiated service lines continue to demonstrate significantly higher growth.
· Retained IT Services margins in spite of grant of Restricted Stock Units through improvements in operational parameters.
· 7 Large deals announced in IT services with healthy deal pipeline.
· Forays in India and Middle East markets continue to pay rich dividends.
· Other businesses growing well ahead of industry growth rates.

Supplemental Data
· Financial Results as per US GAAP
· Key Operating Metrics in IT Services
· Key Client Metrics

Financial Summary of quarter ended June 30, 2008 (As per US GAAP)
Wipro Limited (Consolidated) Revenue Growth Growth Particulars Rs Cr QoQ YoY
Revenue 5,962 7% 43% Profits Before Interest & Tax 975 (0.4%) 42% Profits After Tax (GAAP) 814 (7%) 15% Key Segmental Results Revenue Growth PBIT Growth
Segment Rs Cr YoY Rs Cr YoY IT Services 4,393 40% 882 35% IT Products 696 53% 30 65% Consumer Care & Lighting 475 114% 60 98%

Key Operating Metrics in IT Services for quarter ended June 30, 2008
Particulars Q1 09 Q4 08 Q1 08 Revenue Break-down:
Technology, Media & Telecom 31.2% 31.5% 33.8% Financial Services 25.4% 24.9% 23.7% Manufacturing & Healthcare 19.0% 19.6% 17.6% Retail & Transportation 15.7% 15.1% 15.8% E&U 8.7% 8.9% 9.1% Geography Break-down:
US 59.8% 59.4% 60.4% Europe 26.9% 27.1% 28.2% Japan 2.7% 2.6% 2.6% India & Middle East business 7.1% 7.5% 6.4% Other Emerging Markets 3.5% 3.4% 2.4% People related No of people
IT Services 61,345 62,070 53,390
BPO Services 20,837 20,445 19,064
India / Middle East IT Services 13,493 13,052 10,111
Total 95,675 95,567 82,565 Net Addition during the quarter
IT Services (725) 1,983 2,734
BPO Services 392 355 1,600
India / Middle East IT Services 441 1,473 891
Total 108 3,811 5,225

Key Client Metrics in IT Services for quarter ended June 30, 2008
Particulars Q1 09 Q4 08 Q1 08 Customer Concentration
Top Customer 2.7% 2.5% 2.9% Top 5 11.4% 11.4% 12.8% Top 10 20.9% 20.8% 22.6% Active Customers 928 927 670
No. of New Customers 31 48 33
Revenue from New Customers 0.8% 3.2% 0.5% Onsite Revenue (IT Services) 53.9% 54.2% 55.2% Off Shore Revenue (IT Services) 46.1% 45.8% 44.8% Customer Size Distribution
> $ 50 M 14 11 9
$20- 50Mn 33 33 28
$10 — $20Mn 33 36 36
$5 — $10Mn 58 49 42
$3- $5Mn 71 64 40
$1- $3Mn 195 169 140
Total >$1Mn 404 362 295